

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2011

Via U.S. Mail and Facsimile to (412) 364-4120

Keith Simpson
Vice-President, Treasurer and Chief Accounting Officer
WVS Financial Corp.
9001 Perry Highway
Pittsburgh, Pennsylvania 15237

     Re: **WVS Financial Corp.**
              Form 10-K for Fiscal Year Ended June 30, 2010
              Form 10-Q for Fiscal Quarter Ended September 30, 2010
              Form 10-Q for Fiscal Quarter Ended December 31, 2010
              File No. 0-22444

Dear Mr. Simpson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended June 30, 2010

Item 9a. Controls and Procedures, page 39

1. We note your disclosure that Management's Report on Internal Control over Financial Reporting was included in Item 8, which is your Annual Report included as Exhibit 13 to this filing. However, we were unable to locate Management's Report in your Annual Report on pages 21 through 62. Please amend this filing to include Management's Report on Internal Control over Financial Reporting. Please ensure your amended filing includes all required disclosures, such as full Item 9 disclosures, updated Certifications, an explanatory note and a cover page.

Form 10-Q's for the periods ended December 31, 2010 and September 30, 2010

Item 4. Controls and Procedures

2. We were unable to locate disclosures related to management's assessment of and conclusion over Disclosure Controls and Procedures (DCP). Please note that per Rule 13a-15(b), you are required to evaluate DCP as of the end of each fiscal quarter. Therefore, please amend your Form 10-Q's for the periods ended December 31, 2010 and September 30, 2010 to include management's evaluation of DCP as of each period end.

Form 10-Q for the year ended December 31, 2010

Note 7. Mortgage-Backed Securities, page 13

3. We note the three lowest rated private-label CMO's (CCC by Fitch) were the only securities in which fair value was higher than book value. We also note your disclosure that at the time of purchase all of your private-label CMO's were rated in the highest investment category by at least two rating agencies and that you previously recorded $194 thousand of credit OTTI in FYE June 30, 2010. Please provide us an analysis of these three securities which supports the book value and fair value disclosed. In your analysis:

    a. identify the date the securities were purchased, detail the credit rating at purchase and discuss the key terms of the securities including interest rate,

    b. detail any credit OTTI recorded on the securities,

    c. provide a detailed explanation of the valuation methodology used, specifically telling us the amounts used for the key assumptions and including a qualitative discussion of how these assumptions result in a fair value above amortized cost,

    d. explain how principal repayments impact your fair value estimate, and

    e. provide a qualitative explanation of why you believe it is reasonable that fair value is significantly higher than your amortized cost/book value.

Note 9. Loans and Related Allowance for Loan Losses, page 20

4. Please tell us and revise future filings to clarify which loans are considered for impairment using the loan classifications used in your loan table on page 20. For example, you currently disclose that commercial and commercial real estate are evaluated for impairment. Please specify if "First Mortgage Loans – Construction", "First

Mortgage Loans – Land Acquisition and Development," and "First Mortgage Loans – Multi-family Dwellings" are also considered for impairment.

5. Please tell us in detail and revise future filings to disclose how you determined that nonaccrual construction loans totaling $1,024 thousand at December 31, 2010 were not impaired.

6. Please tell us in detail and revise future filings to disclose the facts and circumstances that led to the reversal of $158 thousand in the provision for loan losses related to Land Acquisition & Development loans during the six months ended to December 31, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt, Staff Accountant at 202-551-3572 or me at 202-551-3437 with any questions.

Sincerely,

Michael C. Volley
Staff Accountant